PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM COMPLETES SALE OF e-ID DIVISION TO
ON TRACK INNOVATIONS, LTD.

Company to Focus on Mobile Credentialing and Tracking Solutions for
Homeland Security and RTLS Markets

QADIMA, Israel, and MCLEAN, Virginia, January 4, 2007 - SuperCom Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a provider of incident management, active RF and identification solutions, today announced that on December 31, 2006 it completed the sale of its e-ID Division to On Track Innovations Ltd. (“OTI”) (Nasdaq: OTIV) for 2,827,200 restricted shares of OTI common stock, in accordance with an agreement announced on November 8, 2006. The two companies have entered into a service and supply agreement pursuant to which SuperCom will continue to receive revenues from certain existing ID and e-ID contracts for government and commercial projects in Europe, Asia and Africa and OTI will serve as a subcontractor for these projects.

Upon the completion of the sale, a $2,500,000 loan was extended to SuperCom by a financial institution.

“The sale of our e-ID Division to OTI will allow SuperCom’s management to focus primarily on the substantial market opportunities we have identified for our Incident Response Management Systems and Active RF Solutions,” observed Eyal Tuchman, Chief Executive Officer of SuperCom Ltd. “By allowing municipal and other governmental agencies to track personnel, assets, and other objects on a ‘real-time’ basis, our RF-based solutions can fulfill critical homeland security requirements for public safety and emergency services agencies and local counter-terrorism task forces. In recent months, we have announced contracts for the deployment of our Incident Response Management System (IRMS) in a number of counties in the U.S., including Los Angeles, and we are currently discussing IRMS deployments with additional governmental agencies in North America. We believe SuperCom’s new strategic focus will improve the Company’s long-term prospects for revenue and earnings growth and is consistent with our goal of enhancing shareholder value.”

“The sale to OTI has also strengthened SuperCom’s balance sheet,” continued Tuchman. The eventual and anticipated periodic sale of the shares, combined with cash flow from certain existing e-ID contracts, should provide SuperCom with additional financial resources to support our growth strategies.”

PRESS RELEASE

About SuperCom Ltd.

SuperCom Ltd. provides innovative incident management, active RF and e-ID solutions to the public safety, commercial and government sectors. SuperCom's Incident Response Management System (IRMS) is the industry's most comprehensive mobile credentialing and access control system, as required by Homeland Security and other initiatives. Its Active RF is a complete, cost-effective solution for the continuous tracking of individuals and assets. For more information, visit our website at www.supercomgroup.com

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. You should consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in our periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by us and our businesses generally.

Contact:

Alex Somech at SuperCom Ltd.

Tel:         +972-77-3456-302
Fax:         +972-50-8961-570
Mobile:   +972-54-4297-754
E-mail:   alex@somech.name

Or

RJ Falkner & Company, Inc., Investor Relations Counsel at (800) 377-9893 or via email at info@rjfalkner.com